
SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver†
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+

Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•

Rebecca Oshoway
Michael J. Froehlich
William C. Davis, III
Debra S. Friedman•
Matthew M. Moore+
Eric J. von Vorys

Gary I. Horowitz
Cara A. Frye•
Heather L. Howard
John D. Sadler
Heather R. Cameron•
Marc E. Pasekoff

Erin J. Ashbarry
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg∘
Maryland and D.C. except as noted:
+ Virginia also ∘ D.C. only
• Maryland only † Retired

05007328

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

April 11, 2005

SUPPL

RECEIVED
2005 APR 19 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

April 8, 2005	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-64.doc
T: 032005

REG-Electrocomponents Holding(s) in Company

RNS Number:8476K
Electrocomponents PLC
08 April 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 8th April 2005 in accordance with Section 198 of the Companies Act that Silchester International Investors Limited has increased its holdings and now has an interest in 43,828,024 Ordinary shares of Electrocomponents PLC representing a total of 10.07% of the total issued share capital of the Company.

	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	11,878,100	2.73
Silchester International Investors Tobacco Free International Value Equity Trust	1,936,162	0.44
Silchester International Investors International Value Equity Trust	28,201,740	6.48
The Calleva Trust	1,812,022	0.42
Silchester International Investors Limited total	43,828,024	10.07

CARMELINA CARFORA
Group Company Secretary
8 April 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUUURCCUPAGAR